February 3, 2006

Via DHL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:   Mr. Brad Skinner

                Accounting Branch Chief

Re:          Unify Corporation
Form 10-K for the Fiscal Year Ended April 30, 2005
Filed July 28, 2005
Form 8-K
Filed September 1, 2005
File No. 1-11807

Ladies and Gentlemen:

We are writing in response to the letter of comments from Brad Skinner, Accounting Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) to Unify Corporation (the “Company”) dated January 13, 2006.

The numbered paragraphs below restate the numbered paragraphs in the Commission’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Commission’s comment.

Form 10-K for the Fiscal Year Ended April 30, 2005

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1.  The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 42

1.             We note your response to prior comment number 4 from our letter dated September 20, 2005. Explain how you considered providing disclosure consistent with your response in future filings. See SAB Topic 13.B, question 1. Note that this comment also applies to your responses to prior comments number 5 and 7.

Future filings will include the following disclosure relative to revenue recognition:

The Company generates revenue from software license sales and related services, including maintenance and support, and consulting services. The Company licenses its products to end user customers, independent software vendors (“ISVs”), international distributors and value added resellers (“VARs”).  The Company’s contracts with ISVs, VARs and international distributors do not include special considerations such as rights of return, stock rotation, price protection, special acceptance or warranty provisions.  With the exception of its NavRisk product, the Company recognizes revenue for software license sales in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  For the NavRisk product, the Company recognizes revenue for software licenses sales in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production -Type Contracts” and Accounting Research Bulletin (“ARB”) 45, “Long-Term Construction Type Contracts”.  The Company exercises judgment in connection with the determination of the amount of software and services revenue to be recognized in each accounting period.  The nature of each licensing arrangement determines how revenues and related costs are recognized.

With the exception of the NavRisk software application, the Company’s products are generally sold with a perpetual license.  The Company sells the NavRisk software under both perpetual and term licenses.  Term licenses allow the customer to use the NavRisk software for a fixed period of time, generally 3 to 5 years, and at the conclusion of the term the customer must cease using the software or purchase a new license term.  The customer does not receive any additional software during the license term.  Under both perpetual and term licenses the customer can, at their discretion, elect to purchase related maintenance and support on an annual basis.

For software license arrangements that do not require significant modification or customization of the underlying software, revenue is recognized when the software product or service has been shipped or electronically delivered, the license fees are fixed and determinable, uncertainties regarding customer acceptance are resolved, collectibility is probable and persuasive evidence of an arrangement exists.

For arrangements of $10,000 or more a signed noncancelable license agreement is required for revenue recognition.  For arrangements that are less than $10,000 the Company considers a customer purchase order, a customer purchase requisition, or a sales quotation signed by an officer of the customer to be persuasive evidence that an arrangement exits such that revenue can be recognized.

For software license arrangements that do require significant modification or customization of the underlying software, revenue is recognized based on contract accounting under the provisions of Accounting Research Bulletin (“ARB”) 45, “Long-Term Construction Type Contracts” and Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.  This guidance is followed since contracts with customers purchasing the NavRisk application require significant configuration to the software and the configuration activities are essential to the functionality of the software.  The Company is using the completed-contract method for revenue recognition as it has limited experience determining the accuracy of progress-to-completion estimates for installation hours and project milestones.  Under the completed-contract method, revenue is recognized when the software product or service has been shipped or electronically delivered, the license fees are fixed and determinable, uncertainties regarding customer acceptance are resolved, collectibility is probable and persuasive evidence of an arrangement exists.  Project costs incurred for contracts in progress are deferred and reflected on the Balance Sheet as Contracts in Progress.  When a contract is completed, revenue is recognized and deferred costs are expensed.  The Company anticipates it will switch to the percentage-of-completion method to recognize NavRisk revenue when it is capable of accurately establishing progress-to-completion estimates for the NavRisk contracts.

The Company’s customer contracts include multi-element arrangements that include a delivered element (a software license) and undelivered elements (such as maintenance and support and/or consulting). The value allocated to the undelivered elements is unbundled from the delivered element based on vendor-specific objective evidence (VSOE) of the fair value of the maintenance and support and/or consulting, regardless of any separate prices stated within the contract. VSOE of fair value is defined as (i) the price charged when the same element is sold separately, or (ii) if the element has not yet been sold separately, the price for the element established by management having the relevant authority when it is probable that the price will not change before the introduction of the element into the marketplace.  The Company then allocates the remaining balance to the delivered element (a software license) regardless of any separate prices stated within the contract using the residual method as the fair value of all undelivered elements is determinable.

We defer revenue for any undelivered elements, and recognize revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding customer acceptance are resolved, and there are no customer-negotiated refund or return rights affecting the revenue recognized for delivered elements.  If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

An assessment of the ability of the Company’s customers to pay is another consideration that affects revenue recognition.  In some cases, the Company sells to undercapitalized customers.  In those circumstances, revenue recognition is deferred until cash is received, the customer has established a history of making timely payments or the customer’s financial condition has improved.  Furthermore, once revenue has been recognized, the Company evaluates the related accounts receivable balance at each period end for amounts that we believe may no longer be collectible.  This evaluation is largely done based on a review of the financial condition via credit agencies and historical experience with the customer.  Any deterioration in credit worthiness of a customer may impact the Company’s evaluation of accounts receivable in any given period.

Revenue from support and maintenance activities, which consist of fees for ongoing support and unspecified product updates, are recognized ratably over the term of the maintenance contract, typically one year, and the associated costs are expensed as incurred.  Consulting service arrangements are performed on a “best efforts” basis and are generally billed under time-and-materials arrangements.  Revenues and expenses relating to providing consulting services are recognized as the services are performed.

2.             We note your response to prior comment number 6 from our letter dated September 20, 2005.  With respect to the 2005 NavRisk arrangement, please provide the following for us:

•      Indicate total arrangement consideration, and explain how this consideration is allocated to the various elements;

Total consideration for the 2005 NavRisk arrangement is $138,000.  The software was delivered to the customer in November 2005 and formal written acceptance was received from the customer in January 2006.  Consideration for the arrangement was allocated $115,000 to license revenue and $23,000 to maintenance and support.  See also discussion of VSOE determination at the end of our response to Comment 2.

•      Clearly describe the billing and payment terms of the arrangement;

Billing and payment terms for the arrangement are as follows:

$34,500 (25%) due upon execution of the agreement (Billed and paid)

$34,500 (25%) due upon the signing of the related Customization Plan (Billed and paid)

$34,500 (25%) due upon delivery of the NavRisk product (Billed and paid)

$34,500 (25%) due upon Acceptance (Billed, unpaid)

Payment terms are within thirty (30) days after receipt of invoice.

•      Clearly describe the cancellation terms of the arrangement;

Under the terms of the 2005 NavRisk arrangement, either party to the arrangement can terminate the contract on an annual basis by providing written notice to the other party at least 14 days prior to the expiration of the term.  In addition, following is an extract from the related contract that details other cancellation terms for the arrangement:

“This agreement may be terminated prior to the expiration of the Term in the event of any of the following: (i) by Licensee if Licensee declines to accept the NavRisk Programs prior to the end of the Acceptance Period as set forth hereinafter; or (ii) by either party if the other party breaches any material term of this Agreement, and fails to remedy such breach within thirty (30) days after receipt of written notice of such breach; (iii) by Licensee or Acuitrek if the requirements defined in the Customization Plan attached as Schedule C (Customization Plan/Scope of Work), are not mutually agreed to within the period of time specified in Section 6.1.”

•      Indicate whether, in the event of cancellation, any payments or refunds are due from or to your customer;

In accordance with the terms of the 2005 NavRisk arrangement, a refund would only be made in the event the Company elects to terminate the contract prior to Customer’s acceptance of the Customization Plan.  The refund would be fifty percent (50%) of all fees or costs paid by the Customer other than expenses incurred by the Company for travel.  The 2005 NavRisk arrangement Customer has accepted the Customization Plan and therefore this termination provision is no longer effective.  There are no other contract provisions that provide for a refund or re-payment.

•      Explain how the amount of revenue recognized upon completion of the software installation is determined;

In January 2006 acceptance was determined to have occurred in accordance with the criteria specified in SAB Topic 13.b, question 1, and license revenue of $115,000 was recognized.  Maintenance and support revenue of $23,000 will be recognized ratably over a 12 month period beginning with the month the product was provided to the customer.  VSOE for NavRisk maintenance is 20% of the software license amount.  The license fee per the contract is $115,000 which results in maintenance being $23,000 ($115,000 x 20%).  See also additional discussion regarding VSOE included at the end of the Company’s response to Comment 2.

•      Explain whether or not your customer can cancel the contract with respect to the maintenance only, or whether a cancellation would also involve the underlying software license.

On an annual basis, the customer can elect to renew maintenance and support by paying $23,000.  If the customer elects to not renew their maintenance and support, the underlying software license is not affected.

As part of your response, explain how you have established VSOE of PCS in your NavRisk arrangements. Explain why you believe your determination of VSOE complies with SOP 97-2, par. 10. Also, explain how you considered the guidance of TPA 5100.54.

Unify has been developing and selling multi-element software applications since 1980.  The Company has a demonstrated history of appropriately establishing VSOE for its products and has an established track record of consistently applying VSOE in the recognition of revenue for its products.  Having the necessary relevant authority the Company’s management team that has consistently applied VSOE for Unify products in the past is also the primary group that has established and provides oversight of VSOE for NavRisk products in accordance with SOP 97-2.

In February 2005, Unify acquired privately-held Acuitrek, Inc., a provider of policy administration and underwriting solutions for the alternative risk market through its NavRisk software application. NavRisk and other Unify software products are similar in nature as they both routinely contain multi-element arrangements and comparable contractual provisions relative to contract term and renewal prices.  The components of post contract support (“PCS”) provided to NavRisk customers are also the same components that are provided to Unify customers.  Notably, Unify employees play a primary role in providing PCS to NavRisk customers.  Unify has an established history of successfully providing PCS services to its customers and fully expects that it will continue to do so for NavRisk customers also. Additionally, for both Unify and NavRisk software product installations there is an established track record of delivered software working properly upon initial installation.

At the time the Company acquired Acuitrek, Inc. the NavRisk standard support fee calculation was generally to multiply the final negotiated license fee times 20%.  Since the acquisition, the Company has determined this standard support fee formula remains the best approach for calculating support fees.  In addition, the Company has renewed existing annual maintenance and support arrangements using this standard support fee formula.  Subsequent to the acquisition, new contracts have generally had a term of 3 to 5 years.  PCS is generally purchased by our customers for the first year and most customers negotiate a PCS renewal rate for future years in the event they elect to renew annual maintenance and support.  The negotiated PCS renewal rates have approximated 20% of the license fee which provides further evidence of the appropriateness of the VSOE methodology. The renewal rates for PCS are substantive and constitute VSOE of the fair value of PCS in accordance with TPA 5100.54.

Form 8-K filed September 1, 2005

3.     We note your response to prior comment number 9 from our letter dated September 20, 2005.  To the extent that documents you file or furnish in the future include presentations of non-GAAP measures carefully consider the guidance provided in Question 8 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  To the extent any non-GAAP measure excludes items which are considered recurring in nature, you must meet the burden of demonstrating the usefulness of the measure and clearly disclose why the non-GAAP measure is useful when these items are excluded.  To do so requires meaningful, substantive disclosure which addresses, for each measure presented, the disclosures identified in Question 8 of the FAQ.

In any future filings that include presentations of non-GAAP measures the Company will consider the guidance in Question 8 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and make the related necessary disclosures.

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

/s/STEVEN D. BONHAM

Steven D. Bonham
Chief Financial Officer